Exhibit 99.1

TO:	All Employees with Outstanding Fairchild Stock Options
FROM:	Mark Thompson, President and CEO
RE:	Fairchild Stock Option Exchange Program Approved by Stockholders
DATE:	May 12, 2009

I’m pleased to announce that on May 6th our stockholders approved our proposed stock option exchange program. The option exchange program will give eligible employees a one-time opportunity to exchange, at set ratios, certain underwater options for restricted stock units, or RSUs. This will be a voluntary program – eligible employees will make their own choice whether or not to participate.

Option exchanges are governed by United States Securities and Exchange Commission (SEC) and New York Stock Exchange regulations. Details of the proposed exchange program are outlined in our definitive proxy statement, which can be found at http://investor.fairchildsemi.com. Additional detailed information about the terms of the final option exchange program and how to participate will be provided to eligible employees at the time the option exchange program begins (tentatively scheduled for June 9, 2009).

Until the launch date is finalized and the option exchange program begins, there’s nothing you need to do. However, some basic information is included in a Q&A format below for your reference.

Key Legal Disclosure:

The option exchange described in this notice has not yet commenced. Fairchild will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the option exchange program. Persons who are eligible to participate in the option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

Option holders will be able to obtain the written materials described above and other documents filed by Fairchild with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain free copies of the documents filed by Fairchild with the SEC by visiting Fairchild’s investor relations website at http://investor.fairchildsemi.com and clicking on “SEC Filings.”

Stock Option Exchange Program Q&A

When will the option exchange program begin?

The tentative date scheduled for the launch of the Fairchild option exchange program is June 9, 2009.

Which options are eligible for exchange?

Only options with per-share exercise prices greater than the highest trading price of our common stock in the 52 weeks prior to the start of the option exchange program and that were granted more than 12 months prior to the start of the option exchange program will be eligible for exchange. Thus, eligible options will be determined when the exchange program commences.

Who will be eligible to participate in the option exchange program?

Employees who have outstanding options that are eligible for exchange will be eligible to participate in the option exchange program.

Is anyone excluded from participating?

Members of our Board of Directors and our executive officers (SEC Section 16 officers) are not allowed to participate in the option exchange program. Former employees and retirees who still hold options are also excluded.

How long will eligible employees have to exchange eligible options?

Once the option exchange program begins, eligible employees will have 20 business days to exchange their options. We currently anticipate that the expiration date of the option exchange program will be July 7, 2009.

Why has the company decided on these particular terms for the exchange?

As a publicly traded company, we are subject to very specific regulatory guidelines governed by the SEC and NYSE and acceptable market practices defined by stockholder governance groups on how to structure and execute an option exchange. The elements of our proposed exchange program — including the limitations on who is eligible to participate and which options are eligible to be exchanged — are all considered best practices in implementing an exchange program that stockholders can support. We have taken these guidelines and what we believe makes the most sense for employees, the company and our stockholders into account in setting the terms of the option exchange program.

Why are we exchanging options for RSUs?

A few years ago, we changed the equity compensation for our employees by adding time-based RSUs to the mix. We made this change to introduce an important retention element to our compensation program and provide a limited offset to the emphasis we place on performance. Today, equity compensation for eligible employees below the director level is in the form of RSUs only. Exchanging options for RSUs is consistent with our current compensation approach and provides considerable potential equity compensation value for employees whose options are significantly underwater.

What will the vesting schedule be for RSUs I receive from exchanging options?

The RSUs granted will vest 25% per year, on each anniversary of their grant date, over 4 years.

Does this mean the company is no longer bullish about our future, and the performance of our stock?

We believe we are a strong company with a strong future. This proposed option exchange program recognizes that some option grants are significantly underwater due to the significant decline in our stock price in light of the global financial and economic crisis. As a result, these option grants have not delivered the value to employees we intended to provide at the time they were granted. The option exchange program will give our employees the opportunity to decide whether it makes sense to trade certain options and realign portions of their equity compensation with current market conditions.

What should I do?

Right now, there’s nothing you need to do. As we get closer to the beginning of the option exchange program, eligible employees will receive detailed information, providing you with everything you need to know to make a decision that’s best for you.

Key Legal Disclosure:

The option exchange described in this notice has not yet commenced. Fairchild will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the option exchange program. Persons who are eligible to participate in the option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

Option holders will be able to obtain the written materials described above and other documents filed by Fairchild with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain free copies of the documents filed by Fairchild with the SEC by visiting Fairchild’s investor relations website at http://investor.fairchildsemi.com and clicking on “SEC Filings.”